                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                                 PIZZA INN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   725848 10 5
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 18, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

--------------------

1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 2 of 21 pages
-------------------------                               ------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                          / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    3,277,700 (1)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                372,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,905,000 (1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,277,700 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     32.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 3 of 21 pages
-------------------------                               ------------------------

(1)    Includes  2,905,000 shares of Common Stock held by C. Jeffrey Rogers (the
       "Pledged Shares") and pledged to Newcastle  Partners L.P. ("NP") pursuant to the terms of an Omnibus Agreement and Pledge Agreement,  each dated as of  December  6,  2002 by and  between  NP and Mr.  Rogers.  The  Omnibus
       Agreement  grants  NP the  option  to  acquire  the  Pledged  Shares  for
       $7,373,726.42  (plus accrued  interest  through the exercise  date).  The
       Pledge  Agreement  provides  (i) that Mr.  Rogers may not  dispose of the
       Pledged Shares  without the prior written  consent of NP and (ii) that NP shall have voting power of the Pledged Shares.

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 4 of 21 pages
-------------------------                               ------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                          / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    3,277,700 (1)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                372,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,905,000 (1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,277,700 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     32.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 5 of 21 pages
-------------------------                               ------------------------

(1)    Includes  2,905,000 shares of Common Stock held by C. Jeffrey Rogers (the
       "Pledged Shares") and pledged to Newcastle  Partners L.P. ("NP") pursuant to the terms of an Omnibus Agreement and Pledge Agreement,  each dated as of  December  6,  2002 by and  between  NP and Mr.  Rogers.  The  Omnibus
       Agreement  grants  NP the  option  to  acquire  the  Pledged  Shares  for
       $7,373,726.42  (plus accrued  interest  through the exercise  date).  The
       Pledge  Agreement  provides  (i) that Mr.  Rogers may not  dispose of the
       Pledged Shares  without the prior written  consent of NP and (ii) that NP shall have voting power of the Pledged Shares.

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 6 of 21 pages
-------------------------                               ------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                          / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    3,277,700 (1)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                372,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,905,000 (1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,277,700 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     32.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 7 of 21 pages
-------------------------                               ------------------------

(1)    Includes  2,905,000 shares of Common Stock held by C. Jeffrey Rogers (the
       "Pledged Shares") and pledged to Newcastle  Partners L.P. ("NP") pursuant to the terms of an Omnibus Agreement and Pledge Agreement,  each dated as of  December  6,  2002 by and  between  NP and Mr.  Rogers.  The  Omnibus
       Agreement  grants  NP the  option  to  acquire  the  Pledged  Shares  for
       $7,373,726.42  (plus accrued  interest  through the exercise  date).  The
       Pledge  Agreement  provides  (i) that Mr.  Rogers may not  dispose of the
       Pledged Shares  without the prior written  consent of NP and (ii) that NP shall have voting power of the Pledged Shares.

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 8 of 21 pages
-------------------------                               ------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                          / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    3,277,700(1)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                372,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,905,000(1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,277,700(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     32.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 9 of 21 pages
-------------------------                               ------------------------

(1)    Includes  2,905,000 shares of Common Stock held by C. Jeffrey Rogers (the
       "Pledged Shares") and pledged to Newcastle  Partners L.P. ("NP") pursuant to the terms of an Omnibus Agreement and Pledge Agreement,  each dated as of  December  6,  2002 by and  between  NP and Mr.  Rogers.  The  Omnibus
       Agreement  grants  NP the  option  to  acquire  the  Pledged  Shares  for
       $7,373,726.42  (plus accrued  interest  through the exercise  date).  The
       Pledge  Agreement  provides  (i) that Mr.  Rogers may not  dispose of the
       Pledged Shares  without the prior written  consent of NP and (ii) that NP shall have voting power of the Pledged Shares.

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 10 of 21 pages
-------------------------                               ------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   STEVEN PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                          / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    0
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 11 of 21 pages
-------------------------                               ------------------------

     The  following  statement  constitutes  Amendment No. 1 to the Schedule 13D filed by the undersigned (the  "Statement").  Except as specifically  amended by this Amendment No. 1, the Statement remains in full force and effect.

Item 2 is hereby amended in its entirety to read as follows:

Item 2.  Identity and Background.
         -----------------------

     Items 2(a),  2(b) and 2(c).  This  Statement is jointly  filed by Newcastle
Partners,   L.P.,  a  Texas  limited  partnership   ("NP"),   Newcastle  Capital
Management,  L.P., a Texas limited partnership ("NCM"), Newcastle Capital Group,
L.L.C., a Texas limited liability company ("NCG"), Mark Schwarz and Steven Pully
(together with NP, NCM, NCG and Mark Schwarz, the "Reporting Persons").  Because
Mark Schwarz is the managing  member of NCG, which is the general partner of NCM
(with Mark Schwarz,  NCG and NCM,  hereinafter  referred to as the  "Controlling
Persons"),  which in turn is the general partner of NP, the Controlling  Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as
amended (the "Act"),  to be the beneficial  owners of all shares of Common Stock held by NP. The Reporting  Persons are filing this joint Statement,  as they may be considered a "group" under Section 13(d)(3) of the Act. However,  neither the fact of this  filing  nor  anything  contained  herein  shall be deemed to be an admission by the Reporting Persons that such a group exists.

     As stated above,  Mark Schwarz is the managing member of NCG. The principal business of NCG is acting as the general partner of NCM. The principal  business of NCM is acting as the general  partner of NP. The principal  business of NP is investing in securities.  Steven Pully is an employee of NP. The principal place of business for each of the Reporting Persons is 300 Crescent Court, Suite 1110,
Dallas, Texas 75201.

     Item 2(d).  During the last five years,  none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Item 2(e).  During the last five years,  none of the Reporting Persons have been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 2(f). Mark Schwarz and Steven Pully are citizens of the United States.

Item 3 is hereby amended in its entirety to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The net investment  cost (including  commissions,  if any) of the shares of
Common Stock held directly by NP was approximately $611,752.01, all of which was obtained from NP's working  capital.  None of NCG, NCM, Mr. Schwarz or Mr. Pully directly owns any shares of Common Stock.

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 12 of 21 pages
-------------------------                               ------------------------

     NP also  acquired an option to purchase  2,905,000  shares of Common  Stock held by C.  Jeffrey  Rogers for an  aggregate  exercise  price of  $7,373,726.42 pursuant to the Omnibus  Agreement by and between NP and Mr.  Rogers dated as of
December 6, 2002.  If  exercised,  the option will be paid for by canceling  the
Promissory Note dated as of December 6, 2002 in the aggregate  principal  amount of  $7,373,726.42  (plus accrued interest through the exercise date) made by Mr.
Rogers in favor of NP when NP refinanced  certain of Mr. Rogers  existing debts.
The funds used by NP to  refinance  certain of Mr.  Rogers'  existing  debt were obtained from NP's working capital.

Item 4 is hereby amended to include the following:

     The Reporting  Persons entered into  discussions with the Company to obtain representation on the Board of Directors.  As a result of such discussions,  the
Company entered into an agreement with NP (the "Agreement"), and Mark E. Schwarz and Steven Pully were appointed to the Board of Directors of the Company.  For a description of the Agreement, see Item 6.

Item 5(a) is hereby amended in its entirety to read as follows:

     (a)  As of the  filing  date  of  this  Statement,  NP  beneficially  owned
3,277,700  shares  of  Common  Stock,  representing  approximately  32.6% of the
Company's issued and outstanding Common Stock.

          NCM, as the general  partner of NP, may be deemed to  beneficially own the  3,277,700  shares of Common Stock  beneficially  owned by NP,  representing approximately 32.6% of the issued and outstanding Common Stock of the Company.

          NCG,  as the  general  partner  of NCM,  which in turn is the  general partner of NP, may also be deemed to  beneficially  own the 3,277,700  shares of
Common Stock beneficially owned by NP,  representing  approximately 32.6% of the issued and outstanding Common Stock of the Company.

          Mark Schwarz,  as the managing  member of NCG, the general  partner of
NCM,  which  in turn is the  general  partner  of NP,  may  also  be  deemed  to beneficially own the 3,277,700 shares of Common Stock  beneficially owned by NP, representing  approximately  32.6% of the issued and outstanding Common Stock of the Company.

          Steven Pully currently does not own any shares of Common Stock.

Item 5(b) is hereby amended in its entirety to read as follows:

     (b) Pursuant to the terms of the Omnibus Agreement and Pledge Agreement and by virtue of his  position  with NP, NCG and NCM,  Mark Schwarz has (i) the sole power to vote over

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 13 of 21 pages
-------------------------                               ------------------------

3,277,700  shares of Common Stock or 32.6% of the issued and outstanding  shares of Common  Stock,  (ii) the sole power to  dispose  of 372,700  shares of Common
Stock or 3.7% of the issued and  outstanding  shares of Common Stock,  and (iii)
shares the power to dispose  over  2,905,000  shares of Common Stock or 28.9% of the issued and outstanding shares of Common Stock.

Item 5(c) is hereby amended to add the following:

     Schedule A annexed hereto lists all  transactions by the Reporting  Persons in the Company's  Common Stock since the filing of the initial Schedule 13D. All of such transactions were effected in the open market.

Item 6 is hereby amended to include the following:

          On December  18, 2002,  NP entered into an Agreement  with the Company wherein the Company agreed,  among others things, to have the Board of Directors cause at least one member of each class of  directors  of the  Company to resign from the Board of Directors.  Upon  obtaining  such  resignations,  the Board of
Directors  shall  appoint  the  following  representatives  of NP to replace the resigning directors: (i) Mark E. Schwarz, as a Class I director, whose term will expire at the 2004 annual meeting of  stockholders  of the Company and until his replacement  has been duly elected and  qualifies,  and (ii) Steven Pully,  as a
Class II  director,  whose  term  will  expire  at the 2003  annual  meeting  of stockholders  of the Company and until his replacement has been duly elected and qualifies.  Reference  is made to the  Agreement  which is  filed as an  exhibit hereto and incorporated herein by reference.

Item 7 is hereby amended to include the following:

(5)  Agreement by and between the Company and NP dated December 18, 2002.

(6)  Joint Filing  Agreement  dated as of December 20, 2002 among NP, NCG,  NCM,
     Mark Schwarz and Steven Pully.

                            [Signature Page Follows]

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 14 of 21 pages
-------------------------                               ------------------------

                                   SIGNATURES

     After due inquiry and to the best of his knowledge and belief,  each of the undersigned  certifies that the information set forth in this statement is true, complete and correct.

Dated:    December 20, 2002     NEWCASTLE PARTNERS, L.P.

                                By: Newcastle Capital Management, L.P., its
                                general partner
                                By: Newcastle Capital Group, L.L.C., its general
                                partner

                                By:  /s/ Mark Schwarz
                                    --------------------------------------------
                                     Mark Schwarz, Managing Member

                                NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                By: Newcastle Capital Group, L.L.C., its general
                                partner

                                By: /s/ Mark Schwarz
                                    --------------------------------------------
                                     Mark Schwarz, Managing Member

                                NEWCASTLE CAPITAL GROUP, L.L.C.

                                By: /s/ Mark Schwarz
                                    --------------------------------------------
                                     Mark Schwarz, Managing Member

                                /s/ Mark Schwarz
                                ------------------------------------------------
                                MARK SCHWARZ

                                /s/ Steven Pully
                                ------------------------------------------------
                                STEVEN PULLY

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 15 of 21 pages
-------------------------                               ------------------------

                                   SCHEDULE A

  Transactions in the Common Stock Since the Filing of the Initial Schedule 13D
 -------------------------------------------------------------------------------

  Shares of Common Stock                 Price Per                  Date of
        Purchased                        Share($)                   Purchase
  ----------------------       --------------------------    -------------------
  ------------------------------------------------------------------------------
                                Newcastle Partners, L.P.
  ------------------------------------------------------------------------------
            6,200                         $2.28                    12/11/02
  ------------------------------------------------------------------------------
            1,500                         $2.23                    12/12/02
  ------------------------------------------------------------------------------

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 16 of 21 pages
-------------------------                               ------------------------

     The Exhibit Index is hereby amended in its entirety to read as follows:

                                  EXHIBIT INDEX

EXHIBIT                                                                  PAGE
-------                                                                  ----

1.   Joint  Filing  Agreement  dated as of December 11, 2002 among         *
     Newcastle Partners, L.P.,  Newcastle  Capital  Group L.L.C.,
     Newcastle  Capital  Management,  L.P. and  Mark  Schwarz.

2.   Omnibus  Agreement  dated  as of  December  6,  2002  by and          *
     between Newcastle Partners, L.P. and C. Jeffrey Rogers.

3.   Promissory  Note  dated  December  6, 2002 in the  aggregate          *
     principal  amount  of  $7,373,726.42  made  by  C.  Jeffrey
     Rogers in favor of Newcastle Partners, L.P.

4.   Pledge  Agreement  dated  December 6, 2002 by and between C.          *
     Jeffrey Rogers and Newcastle Partners,  L.P.

5.   Agreement  by and  between  Pizza Inn,  Inc.  and  Newcastle          17
     Partners, L.P. dated December 18, 2002.

6.   Joint Filing  Agreement  dated as of December 20, 2002 among          21
     Newcastle Partners, L.P., Newcastle  Capital Group L.L.C.,
     Newcastle Capital Management,  L.P., Mark Schwarz and Steven
     Pully.

* Filed with the initial  Schedule 13D filed by the  Reporting  Persons with the
Securities and Exchange Commission on December 12, 2002.

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 17 of 21 pages
-------------------------                               ------------------------

            EXHIBIT 5

                                    AGREEMENT

     THIS AGREEMENT,  dated December 18, 2002, by and between Pizza Inn, Inc., a
Missouri  corporation (the  "Company"),  and Newcastle  Partners,  L.P., a Texas
limited partnership ("Newcastle").

                              W I T N E S S E T H:
                               - - - - - - - - - -

     WHEREAS, the Company acknowledges that Newcastle is the beneficial owner of
3,277,700  shares (the "Newcastle  Shares") of common stock,  $0.01 par value of the Company (the "Common Stock"), or approximately 32.6% of the shares of Common
Stock issued and outstanding;

     WHEREAS,  the Newcastle  Shares includes  2,905,000  shares of Common Stock held by C. Jeffrey  Rogers and pledged to Newcastle  pursuant to the terms of an
Omnibus Agreement and a Pledge  Agreement,  each dated as of December 6, 2002 by and  between  Newcastle  and Mr.  Rogers and which  Newcastle  has the option to acquire commencing on January 3, 2003 (the "Pledged Shares");

     WHEREAS,  the  2002  annual  meeting  of  stockholders  of the  Company  is scheduled to be held on December 18, 2002 (the "Annual Meeting");

     WHEREAS,  Newcastle has held discussions with the Board of Directors of the
Company (the "Board") seeking representation on the Board;

     WHEREAS, Newcastle and the Board have agreed to grant Newcastle appropriate representation  on the Board  following  the  conclusion  of the Annual  Meeting subject to the terms and conditions set forth herein.

     NOW, THEREFORE,  in consideration of the mutual covenants set forth herein, and other good and valuable consideration,  the receipt and sufficiency of which is hereby  acknowledged,  and intending to be legally bound,  the parties hereto hereby agree as follows:

     Section 1.  Representations, Warranties and Covenants of the Company.
                 ---------------------------------------------------------

     The Company  hereby  represents,  warrants  and agrees that (a) it has full legal right, power and authority to execute, deliver and perform this Agreement, and  consummate  the  transactions  contemplated  hereby,  (b) the execution and delivery  of  this  Agreement,  and  the  consummation  by  the  Company  of the transactions  contemplated  hereby have been duly  authorized  by all  necessary corporate actions,  and (c) this Agreement  constitutes valid, legal and binding obligations of the Company, enforceable against it in accordance with its terms, except  that  such

-------------------------                               ------------------------
CUSIP No. 725848 10 5                 13D                 Page 18 of 21 pages
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enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium
(whether general or specific) or other laws now or hereafter in effect.

     Section  2.   Representations, Warranties and Covenants of Newcastle.
                   -------------------------------------------------------

     Newcastle hereby represents, warrants and agrees that (a) it has full legal right, power and authority to execute,  deliver and perform this Agreement,  and consummate the transactions  contemplated hereby, (b) the execution and delivery of this Agreement and the consummation of the transactions  contemplated  hereby have been duly authorized by all necessary limited partnership  actions, and (c)
this Agreement  constitutes valid,  legal and binding  obligations of Newcastle,
enforceable   against  it  in  accordance  with  its  terms,  except  that  such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium
(whether general or specific) or other laws now or hereafter in effect.

     Section 3.   Board Composition; Related Matters.
                  -----------------------------------

     3.1 Prior to the close of business on the first  business day following the
Annual  Meeting which the Company will hold on December 18, 2002, the Board will cause at least one member of each class of  directors  of the  Company to resign from the Board.  Upon obtaining such  resignations,  the Board shall appoint the following  representatives of Newcastle to replace the resigning directors:  (i)
Mark E.  Schwarz,  as a Class I  director,  whose  term will  expire at the 2004 annual meeting of stockholders of the Company and until his replacement has been duly elected and qualifies, and (ii) Steven Pully, as a Class II director, whose term will expire at the 2003 annual meeting of  stockholders  of the Company and until his  replacement  has been duly elected and qualifies  (together  with Mr.
Schwarz, the "Newcastle Directors").

     3.2 Reserved.

     3.3 In the event that the  Newcastle  Directors  are appointed to the Board pursuant to Section 3.1, the Board shall immediately thereafter take all actions necessary to amend the Company's  By-laws to provide that during the period that either of the Newcastle Directors is serving on the Board, the Company shall not expand the size of the Board above seven members.

     3.4 During the period from the date hereof until the first  anniversary  of this Agreement, Newcastle shall not, directly or indirectly, beneficially own in excess of 40% of the  issued  and  outstanding  shares  of  Common  Stock of the
Company,  during the period from the first  anniversary of this Agreement  until the second  anniversary  of this  Agreement,  Newcastle  shall not,  directly or indirectly,  beneficially  own in excess of 45% of the  issued  and  outstanding shares of Common  Stock of the Company and the Company will take no action which will limit Newcastle's ability to acquire shares of Common Stock up to the limit of the outstanding shares set forth by this Section 3.4.

     3.5 Newcastle  agrees to attend the Company's  Annual Meeting and Newcastle agrees to vote any shares of Common  Stock of the Company  that it has the right to  vote at the  Annual  Meeting  for  the  election  of the  Class I  directors nominated for election at the Annual Meeting.

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CUSIP No. 725848 10 5                 13D                 Page 19 of 21 pages
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     3.6 If (i)  Newcastle  does not become the  beneficial  owner of any of the
Pledged  Shares  prior  to  December  31,  2003 or (ii) in  connection  with any bankruptcy  filing by Jeffrey  Rogers,  the Pledged  Shares become  beneficially owned by a party other than Newcastle, Jeffrey Rogers or any of their respective affiliates,  then in either such case,  the  Newcastle  Directors  will promptly resign from the Company's Board of Directors.

     Section 4. Miscellaneous.

     4.1  NOTICES.  All notices or other  communications  required or  permitted hereunder shall be in writing and shall be delivered personally, by facsimile or sent by certified, registered or express air mail, or overnight carrier, postage prepaid,  and  shall  be  deemed  given  when  so  delivered  personally,  or by facsimile,  or if mailed, five (5) days after the date of mailing, or if sent by overnight  carrier,  one (1) day after the date of mailing to the  addresses set forth in the signature page.

     4.2 GOVERNING  LAW. This  Agreement  shall be governed by, and construed in accordance with, the internal laws of the State of Missouri,  without  reference to the choice of law principles thereof.

     4.3  ASSIGNMENT;  SUCCESSORS  AND  ASSIGNS;  NO THIRD  PARTY  RIGHTS.  This
Agreement  may  not be  assigned  by  operation  of law or  otherwise,  and  any attempted  assignment  shall be null and void.  This Agreement  shall be binding upon and inure to the benefit of the parties hereto and their respective  heirs, successors, assigns and legal representatives.

     4.4 ENTIRE AGREEMENT;  COUNTERPARTS.  This Agreement constitutes the entire agreement  among the  parties  with  respect to the matters  covered  hereby and supersedes all previous written, oral or implied  understandings among them with respect to such matters. This Agreement may be executed in counterparts, each of which shall be deemed an original  agreement,  but all of which  together  shall constitute one and the same instrument.

     4.5 TITLES.  The titles in this Agreement are for reference  purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

     4.6  AMENDMENT  AND  MODIFICATION.  This  Agreement  may only be amended or modified  in  writing  signed  by the party  against  whom  enforcement  of such amendment or modification is sought.

     4.7 EXPENSES. Upon execution of this Agreement, the Company shall reimburse
Newcastle for its reasonable fees and expenses not to exceed $45,000 (subject to presentation of documentation for such fees and expenses) incurred in connection with this Agreement and related matters.

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CUSIP No. 725848 10 5                 13D                 Page 20 of 21 pages
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     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement or caused this Agreement to be duly executed by their authorized representative, as of the day and year first above written.

                                   PIZZA INN, INC.

                                   By: /s/ Ronald W. Parker
                                       -----------------------------------------
                                   Name: Ronald W. Parker
                                   Title: President and CEO
                                   Address: 3551 Plano Parkway,
                                            The Colony, Texas 75056
                                   Telephone:  (469) 384-5000
                                   Facsimile:  (469) 384-5060

                                   NEWCASTLE PARTNERS, L.P.

                                   By: Newcastle Capital Management, L.P.,
                                   its general partner

                                   By: Newcastle Capital Group, L.L.C.,
                                   its general partner

                                   By: /s/ Mark Schwarz
                                       -----------------------------------------
                                         Mark Schwarz, Managing Member

                                   Address: 300 Crescent Court, Suite 1110
                                            Dallas, Texas 75201
                                   Telephone: (214) 661-7474
                                   Facsimile: (214) 661-7475

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CUSIP No. 725848 10 5                 13D                 Page 21 of 21 pages
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EXHIBIT 6

                             JOINT FILING AGREEMENT

     In accordance with Rule  13d-1(k)(1)  under the Securities  Exchange Act of
1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated  December 20, 2002  (including amendments  thereto)  with respect to the Common Stock of Pizza Inn,  Inc.  This
Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:     December 20, 2002        NEWCASTLE PARTNERS, L.P.

                                    By: Newcastle Capital Management, L.P., its
                                    general partner
                                    By: Newcastle Capital Group, L.L.C., its
                                    general partner

                                    By: /s/ Mark Schwarz
                                        ----------------------------------------
                                        Mark Schwarz, Managing Member

                                    NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                    By: Newcastle Capital Group, L.L.C., its
                                    general partner

                                    By: /s/ Mark Schwarz
                                        ----------------------------------------
                                        Mark Schwarz, Managing Member

                                    NEWCASTLE CAPITAL GROUP, L.L.C.

                                    By: /s/ Mark Schwarz
                                        ----------------------------------------
                                        Mark Schwarz, Managing Member

                                    /s/ Mark Schwarz
                                    --------------------------------------------
                                    MARK SCHWARZ

                                    /s/ Steven Pully
                                    --------------------------------------------
                                    STEVEN PULLY